UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 7, 2014
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NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 7 July 2014 – On 1 May 2014, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 15.0 billion to be executed during a 12-month period beginning 30 January 2014.

Under the programme initiated 1 May 2014, Novo Nordisk will repurchase B shares for an amount up to DKK 4.0 billion in the period from 1 May 2014 to 5 August 2014.

Since the announcement as of 1 July 2014, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	9,786,000		2,354,700,476
1 July 2014	230,000	249.66	57,422,191
2 July 2014	275,000	253.00	69,573,818
3 July 2014	240,000	253.67	60,880,248
4 July 2014	210,000	253.40	53,213,643
Accumulated under the programme	10,741,000		2,595,790,375

With the transactions stated above, Novo Nordisk owns a total of 29,178,014 B shares of DKK 0.20, corresponding to 1.1% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,650,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 15.0 billion during a 12-month period beginning 30 January 2014. As of 4 July 2014, Novo Nordisk has repurchased a total of 26,174,995 B shares equal to a transaction value of DKK 6,300,478,512.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 40,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Jannick Lindegaard Denholt	+45 3079 8519	jlis@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Frank Daniel Mersebach (US)	+1 609 235 8567	fdni@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Internet: www.novonordisk.com	CVR no: 24 25 67 90

Company announcement No 42 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: July 7, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer